Exhibit 99.1

Aurora Cannabis Announces Fiscal 2023 Second Quarter Results

NASDAQ | TSX: ACB

  Cannabis Revenues Up ~20% from Fiscal Q1 2023, Net Revenue1 of $61.7 Million
  Achieves Positive Adjusted EBITDA1 in Line with Prior Guidance
  Delivers ~$340 Million in Annualized Cost Savings Since February 2020
  Balance Sheet Remains in Net Cash Position, Among Strongest in Industry; Debt Reduction of ~$302 Million in CY 2022

EDMONTON, AB, Feb. 9, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced its financial and operational results for the fiscal second quarter ended December 31, 2022. As a reminder, Fiscal 2023 is comprised of three quarters ending March 31, 2023.

"We are pleased to have delivered on our commitment to achieve positive Adjusted EBITDA1 in Q2 2023, following a tremendous effort to realize approximately $340 million of total annualized savings since February 2020. We have right-sized our business while remaining the #1 Canadian LP in global medical cannabis revenues, and having demonstrated organic quarter over quarter revenue growth across all of our cannabis segments during Q2 2023. Additionally, our robust balance sheet remains in a net cash position which puts it among the strongest in the industry, and we continued to make significant strides in reducing our debt in the recent quarter," stated Miguel Martin, Chief Executive Officer of Aurora.

"Revenue growth in Q2 2023 was primarily driven by our unique, portable, and profitable international medical program. Our Canadian rec business also demonstrated sequential growth driven by significant product innovation, and our Canadian medical cannabis business continued to benefit from strong patient relationships and high barriers to entry. Q2 2023 also included the first full-quarter of results from our recent Bevo Agtech Inc. ("Bevo") acquisition, for which we anticipate an even higher top-line and Adjusted EBITDA1 contribution in Q3 2023 versus Q2 2023 due to the inherent seasonality of this business," he added.

"Looking ahead, we are focused on profitable growth opportunities across all segments, ongoing discipline in capital deployment, and our ability to generate positive operating cash flow as we continue to build value for shareholders," he concluded.

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[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.

Second Quarter 2023 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q2 2023, Q1 2023, and Q2 2022 results and are in Canadian dollars)

Consolidated:

  Total net revenue1 was $61.7 million, as compared to the prior quarter net revenue1 of $49.3 million and $60.6 million in the prior year period. The increase from the prior quarter was due to growth across all cannabis business segments and a full quarter contribution of $6.6 million from Bevo, acquired in August 2022.
  Excluding the impact of the non-core bulk wholesales, adjusted gross margin before fair value adjustments on cannabis net revenue1 for Q2 2023 remained strong and steady, and well above the industry average, at 49% compared to 54% in Q1 2023 and 54% in Q2 2022. Sequentially, adjusted gross margin was impacted by growth in the consumer channel and incremental export revenue into developing countries, both of which deliver healthy gross margins but at levels below our Canadian and European medical businesses.

Medical Cannabis:

  Medical cannabis net revenue1 was $39.5 million, a 25% increase from the prior quarter and a 14% decrease from the prior year period, delivering 64% of Aurora's Q2 2023 consolidated net revenue1 and 87% of Adjusted gross profit before fair value adjustments1.
  The increase in net revenue1 from Q1 2023 was primarily attributable to growth into international export markets such as Australia, Poland, the UK, and Cayman Islands, demonstrating the Company's ability to navigate complex import/export licensing requirements to participate in these high-growth markets. The decrease from the prior year quarter was primarily attributable to timing of sales to certain international export markets.
  Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue was 61% compared to 63% in the prior year period and 67% sequentially. The continued strength of the Company's medical adjusted gross margins1 reflect the direct-to-patient model in Canada and strong and sustained presence in the high margin international medical business. The decrease is primarily driven by higher sales into certain developing international export markets, which yield a slightly lower adjusted gross margin1, but still contribute strong positive adjusted gross profits1.

Consumer Cannabis:

  Consumer cannabis net revenue1 was $14.6 million, a 7% increase from the prior quarter. Excluding the one-time Q1 2023 refund of excise taxes, Q2 2023 net revenue1 was a 13% sequential increase.
  The increase in net revenue1 from Q1 2023 was driven by growth in both Aurora's premium brand San Rafael '71, and by the Company's value brand Daily Special, which offers a strong consumer potency/quality/price proposition.
  Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue was 20%, compared to 25% in the prior quarter and 23% in the comparable prior year period.

Selling, General and Administrative ("SG&A"):

  SG&A, including Research and Development ("R&D"), was $41.6 million in Q2 2023 which includes $14.0 million of restructuring, non-recurring, and out-of-period costs, and $0.9 million in market development costs.
  Excluding the non-routine items noted above, SG&A and R&D continued to be well controlled and declining at $26.6 million during Q2 2023 versus $32.1 million in the prior quarter and $39.3 million in the prior year period, presented on a comparable basis.

Plant Propagation:

  Plant propagation revenue1 was comprised wholly from the Bevo business, contributing $6.6 million of net revenue1 and represents an increase of $3.3 million from the prior quarter, which represented the truncated period from the date of closing of Aurora's investment in Bevo on August 25, 2022. Bevo's business, is reasonably predictable with customer orders known well in advance of planting dates, and in many instances requiring customer deposits prior to planting coupled with many long tenured customer relationships. However, Bevo's business does exhibit operational seasonality, with the months of January to June representing the busiest operational and financial period for Bevo with July to December being less operationally intensive.

Net Loss:

Net loss for the three months ended December 31, 2022 was $67.2 million compared to $51.9 million in the prior quarter and $75.1 million for the same period in the prior year. The increase in net loss of $15.3 million from the prior quarter was primarily due to: (i) an increase in gross loss of $14.5 million and (ii) an increase of $2.3 million in impairment of property, plant and equipment. This was mainly offset by (i) an increase of $9.5 million in other gains, and (ii) a $7.1million increase in foreign exchange gains. The decrease in net loss of $8.0 million from the same period in the prior year was primarily due to an increase in other income of $24.0 million primarily consisting of: (i) an increase of $8.3 million in foreign exchange gains (ii) an increase of $6.8 million in other gains (iii) a decrease of $5.6 million in finance costs and (iv) a decrease of $2.0 million in impairment of property, plant and equipment and lower operating expenses of $5.9 million, partially offset by a lower gross profit of $21.8 million.

Adjusted EBITDA:

Adjusted EBITDA1 increased to positive $1.4 million in Q2 2023 versus a loss of $7.4 million in Q1 2023 and loss of $7.1 million in the prior year period. The increase in Adjusted EBITDA1, as compared to the previous quarter and the same period in the prior year is primarily attributable to reductions in SG&A and, for the sequential comparative, due also to revenue growth across all markets.

Operational Efficiency Plan, Balance Sheet Strength, & Cash Use:

Aurora has completed its previously announced strategic transformation plan. The achievement of significant and sustainable operating cost and SG&A reductions resulted in positive Adjusted EBITDA during Q2 2023.

Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $310 million of cash, including $65 million of restricted cash as of February 8, 2023 and access to the base shelf prospectus filed on March 30, 2021 (the "2021 Shelf Prospectus"), including US $134.4 million remaining securities for sale under the 2021 at-the-market (ATM) program (the "ATM Program"). During the three months ended December 31, 2022, the Company issued 39,500,341 common shares under the ATM Program for net proceeds of $68.8 million (US $49.7 million).

During the three months ended December 31, 2022, the Company repurchased a total of $135.0 million (US $99.0 million) in principal amount of convertible senior notes due 2024 ("Senior Notes") for $128.7 million (US $94.4 million), plus accrued interest. Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

Cash use is outlined in the following table:

($ thousands)	Q2 2023	Q2 2022 (2)	Q1 2023 (2)
Cash, Opening (1)	$428,228	$424,301	$488,779

Cash used in operations, including working capital (3)	($60,648)	($21,586)	($31,138)
Capital expenditures and investments, net of disposals and government grant income	$11,670	($11,497)	$18
Acquisition of business, net of cash acquired	-	$1,299	($38,790)
Deposits	($980)	$620	($2,602)
Debt and interest payments	($130,198)	($8,753)	($2,379)
Cash use	($180,156)	($39,917)	($74,891)
Investment in derivatives and proceeds from loans receivable	$3,813	($135)	($557)
Proceeds raised through debt	$5,097	-	$842
Proceeds (costs) raised through equity financing	$68,761	$1,169	($119)
Cash raised	$77,671	$1,034	$166
Effect of foreign exchange on cash and cash equivalents	($2,043)	($1,665)	$14,174
Cash, Ending (1)	$323,700	$383,753	$428,228
Total Debt	($193,411)	($432,693)	($326,320)
Net Cash (1)	$130,289	$48,940	$101,908

(1) Includes restricted cash of $65.0M at Q2 2023, $59.0M at Q1 2023, and $51.3M at Q2 2022.
(2) Prior period comparatives have been recast to conform to the current period's presentation.
(3) Cash used in operations for Q2 2023 includes $15.5 million related to business transformation and $12.4 million related to annual payments of bonuses, business insurance premiums, and Health Canada permits.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q2 2023	Q2 2022	$ Change	% Change	Q1 2023	$ Change	% Change
Financial Results
Total net revenue (1)(2)	$61,679	$60,586	$1,093	2%	$49,263	$12,416	25%
Medical cannabis net revenue (1)(2)	$39,514	$45,748	($6,234)	(14%)	$31,565	$7,949	25%
Consumer cannabis net revenue (1)(2)	$14,647	$14,374	$273	2%	$13,713	$934	7%
Adjusted gross margin before FV adjustments on total net revenue (2)	45%	53%	N/A	(8%)	50%	N/A	(5%)
Adjusted gross margin before FV adjustments on core cannabis net revenue (2)	49%	54%	N/A	(5%)	54%	N/A	(5%)
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)	61%	63%	N/A	(2%)	67%	N/A	(6%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)	20%	23%	N/A	(3%)	25%	N/A	(5%)
Adjusted SG&A expense (2)	$25,428	$37,715	($12,287)	(33%)	$30,642	($5,214)	(17%)
Adjusted R&D expense (2)	$1,217	$1,625	($408)	(25%)	$1,417	($200)	(14%)
Adjusted EBITDA (2)	$1,428	($7,110)	$8,538	120%	($7,363)	$8,791	119%

Balance Sheet
Working capital (2)	$409,729	$481,574	($71,845)	(15%)	$514,193	($104,464)	(20) %
Cannabis inventory and biological assets (3)	$93,675	$139,625	($45,950)	(33%)	$121,776	($28,101)	(23) %
Total assets	$1,023,835	$2,485,384	($1,461,549)	(59%)	$1,169,927	($146,092)	(12) %

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2)	$4.79	$4.52	$0.27	6%	$5.32	($0.53)	(10) %
Kilograms sold (4)	15,269	13,043	2,226	17%	12,165	3,104	26%

(1) Includes the impact of actual and expected product returns and price adjustments (Q2 2023 - $2.0 million; Q1 2023 - $0.7 million; Q2 2022 - $3.7 million).
(2) This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
(3) Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4) The kilograms sold is offset by the grams returned during the period.

Conference Call

Aurora will host a conference call today, Thursday, February 9, 2023, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time | 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Thursday, February 9, 2023
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	Click here

This weblink has also been posted to the Company's "Investor Info" link at https://investor.auroramj.com/ under "News & Events".

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements with respect to:

  pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments1, and expected SG&A run-rates;
  the Company's achievement of the previously announced strategic transformation plan and positive Adjusted EBITDA1;
  the Company's continued focus on profitable growth opportunities, ongoing discipline in capital deployment, cost savings and Adjusted EBITDA1 targets;
  the Company's ability to navigate complex import/export licensing requirements to participate in high-growth markets;
  balance sheet strength and availability of funds under the ATM Program;
  the acquisition of Bevo and the anticipated contribution to top line and Adjusted EBITDA1; and
  the creation of value for shareholders, including the future achievement of positive operating cash flow.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three and six months ended December 31, 2022 and 2021 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR at www.sedar.com.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended December 31, 2022
Gross revenue	42,340	19,820	664	62,824	224	6,630	69,678
Excise taxes	(2,826)	(5,173)	—	(7,999)	—	—	(7,999)
Net revenue	39,514	14,647	664	54,825	224	6,630	61,679
Cost of sales	(26,380)	(22,673)	(1,013)	(50,066)	(1,417)	(8,080)	(59,563)
Gross profit (loss) before FV adjustments	13,134	(8,026)	(349)	4,759	(1,193)	(1,450)	2,116
Depreciation	2,055	1,560	68	3,683	95	843	4,621
Inventory impairment, non-recurring, business transformation, and market development costs included in cost of sales (1)(2)(3)(4)	8,855	9,370	436	18,661	609	1,578	20,848
Adjusted gross profit (loss) before FV adjustments	24,044	2,904	155	27,103	(489)	971	27,585
Adjusted gross margin before FV adjustments	61%	20%	23%	49%	(218%)	15%	45%

Three months ended September 30, 2022
Gross revenue	34,452	17,298	—	51,750	688	3,297	55,735
Excise taxes	(2,887)	(3,585)	—	(6,472)	—	—	(6,472)
Net revenue	31,565	13,713	—	45,278	688	3,297	49,263
Non-recurring revenue adjustments (3)	—	(752)		(752)	—	—	(752)
Adjusted net revenue	31,565	12,961	—	44,526	688	3,297	48,511
Cost of sales	(21,439)	(20,869)	—	(42,308)	(2,291)	(3,225)	(47,824)
Gross profit (loss) before FV adjustments	10,126	(7,908)	—	2,218	(1,603)	72	687
Depreciation	2,093	1,936	—	4,029	190	443	4,662
Inventory impairment and non-recurring, included in cost of sales (1)(3)	8,772	9,151	—	17,923	1,141	—	19,064
Adjusted gross profit (loss) before FV adjustments	20,991	3,179	—	24,170	(272)	515	24,413
Adjusted gross margin before FV adjustments	67%	25%	— %	54%	(40%)	16%	50%

Three months ended December 31, 2021 (5)
Gross revenue	48,716	19,780	—	68,496	464	—	68,960
Excise taxes	(2,968)	(5,406)	—	(8,374)	—	—	(8,374)
Net revenue	45,748	14,374	—	60,122	464	—	60,586
Cost of sales	(35,738)	(34,951)	—	(70,689)	(964)	—	(71,653)
Gross profit before FV adjustments	10,010	(20,577)	—	(10,567)	(500)	—	(11,067)
Depreciation	6,772	4,468	—	11,240	277	—	11,517
Inventory impairment included in cost of sales (1)	12,159	19,398	—	31,557	—	—	31,557
Adjusted gross profit before FV adjustments	28,941	3,289	—	32,230	(223)	—	32,007
Adjusted gross margin before FV adjustments	63%	23%	— %	54%	(48%)	— %	53%

(1) Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(2) Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(3) Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(4) Business transformation includes costs in connection with the re-purposing of the Company's Sky facility.
(5) Prior year comparatives have been recast to conform to the current period's presentation.

Net Selling Price of Dried Cannabis Excluding Bulk Sales

Net selling price of dried cannabis excluding bulk sales is a Non-GAAP Measure comprised of revenue from dried cannabis excluding bulk sales less excise taxes on dried cannabis revenue excluding bulk sales and can be reconciled with revenue, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Six months ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Gross revenue from dried cannabis excluding bulk sales	41,479	33,705	50,186	75,184	99,896
Excise taxes	(5,738)	(4,424)	(6,811)	(10,162)	(13,943)
Net revenue from dried cannabis excluding bulk sales	35,741	29,281	43,375	65,022	85,953

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Six months ended
	December 31, 2022	September 30, 2022(5)	December 31, 2021(5)	December 31, 2022(5)	December 31, 2021 (5)
Net loss from continuing operations	(67,183)	(51,887)	(75,143)	(119,070)	(87,027)
Income tax expense (recovery)	(98)	(11,977)	(368)	(12,075)	(576)
Other income (expense)	(4,315)	10,040	19,718	5,725	(7,565)
Share-based compensation	4,281	2,863	3,900	7,144	6,747
Depreciation and amortization	11,165	8,218	24,195	19,383	45,825
Acquisition costs	3,028	1,914	209	4,942	384
Inventory and biological assets fair value and impairment adjustments	34,265	28,284	14,910	62,549	11,399
Business transformation related charges (1)	11,893	9,056	2,482	20,949	2,954
Out-of-period adjustments (2)	516	467	1,174	983	5,872
Non-recurring items (3)	6,803	(5,404)	223	1,399	223
Markets under development (4)	1,073	1,063	1,590	2,136	2,658
Adjusted EBITDA	1,428	(7,363)	(7,110)	(5,935)	(19,106)

(1) Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2) Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3) Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, and temporary abnormal utilities costs within the plant propagation business.
(4) Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Six months ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Sales and marketing	13,174	12,807	14,263	25,981	29,718
General and administrative	27,112	29,373	28,698	56,485	59,003
Business transformation costs	(11,249)	(8,870)	(2,482)	(20,119)	(2,954)
Out-of-period adjustments	(516)	(467)	(1,174)	(983)	(6,147)
Non-recurring costs	(2,179)	(1,138)	-	(3,317)	-
Market development costs	(914)	(1,063)	(1,590)	(1,977)	(2,658)
Adjusted SG&A	25,428	30,642	37,715	56,070	76,962

Adjusted R&D

Adjusted R&D is a Non-GAAP Measure and can be reconciled with research and development expenses, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Six months ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	September 30, 2022
Research and development	1,287	1,603	1,625	2,890	5,296
Business transformation costs	(70)	(186)	-	(256)	-
Adjusted R&D	1,217	1,417	1,625	2,634	5,296

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)
	December 31, 2022	September 30, 2022	December 31, 2021
Total current assets	542,791	681,826	604,439
Total current liabilities	(133,062)	(167,633)	(122,865)
Working capital	409,729	514,193	481,574

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:10e 09-FEB-23